
navisyo
authentic experience
www.navisyo.com

# Our Team

2021

# Meet our passionate Team



*„No one's knowledge in this world can ever go beyond one's experience."*

## Alexander Michaels

**Chief Executive Officer / Founder**

Alexander is a sales and marketing professional, whose focus is a force multiplier in identifying revenue streams and reaching critical mass.

He has been the managing partner and founder of multiple successful companies in the U.S., Europe, Asia and the Middle East. From signature French restaurant chains and advertising ventures, to network marketing and social media solutions, Alexander is a serial entrepreneur and a 'game changer'.

His international business expertise, coupled with his extensive work experience in direct sales and brand management, has made him a sought-after consultant and a recognized international speaker, with over 5.000 hours of public speaking, to a combined audience of over 40.000 people.

A master planner and builder, a humanist and a self-made man. Alexander drives results in competitive landscapes.

## Lucie Nightingale
**Partner / Project Manager**



Lucie is a world traveler. From a very early age, she developed a true passion for the art of planning and she rapidly gained unique insights into the travel world. By the age of 25 years old, she had already traveled to more than 51 countries and she had booked over a thousand stays, across numerous booking platforms, including Airbnb, consequently making her an adept in the user experience.

Once onboard with Navisyo, she made it her mission to analyse what makes each of the booking platforms effective and enjoyable.

Her role, as Project Manager, is to oversee all aspects of the functionalities and to continually improve the user experience, within the Navisyo marketplace.

Lucie was born in the Czech Republic and she speaks fluent English and French.

*„The best way to predict your future is to create it."*

## Patrick Moyal
**Chief Financial Advisor**



From start-ups to established enterprises, businesses must rely on accurate and insightful financial information, in order to maintain profitability and capitalize on new opportunities.

Patrick Moyal is a partner of H&CO, LLP Aa global CPA firm. He has over 40 Years experience in public accounting. Patrick will help steer Navisyo towards its goals by providing his expertise and support on all accounting and financial issues.

Patrick, has been the founder's friend, for more than 30 years now, and he has always supported Alexander's worldwide endeavors.

Patrick is fluent in French and Spanish and loves photography.

*„Believe big. The size of your success is determined by the size of your belief. Think little goals and expect little achievements. Think big goals and win big successes."*

## David Aldrich

### Country Manager for North America



David is a marine industry professional who is specialized in the North American market.

Possessing a wealth of experience and solid contacts, with other professionals in the industry, David is passionate about all aspects of business development, including increasing sales and market positioning. Since the 70's, David has been a fierce advocate of the shared economy concept and he has grown several companies through his relationship building skills.

Meeting and exceeding goals, even during challenging times, is part of what he does. David never skips a beat. He has been fortunate to work all over North America, which has led him to gain a strong understanding of the regional and local needs.

David is proud to embark on this amazing voyage, with Navisyo, and to lend his expertise, in order to ensure that the vision becomes a reality.

*„If one does not know to which port one is sailing, no wind is favorable."*

## Roberto Lauria

### Vice President Travel Publicist



Roberto Lauria comes from a multicultural background and he has worked, for numerous large professional organizations, in the technology and tourism sector.

His current mission is propelled, by his passion for the travel industry. Being part of a ground breaking start-up, which strives to make a real difference, is another reason why Roberto decided to dedicate his talents to Navisyo's development.

He is currently focusing on supporting an industry that is suffering, from the devastating impact of the Covid-19 crisis, by addressing and offering solutions to some of the biggest problems, the world has ever faced.

Roberto is fluent in German, English, Greek and Italian.

*„Hope is not a strategy."*

## Teresa Binghay
**Ambassador Program Director**



Teresa's 15 years of experience, in the corporate industry, gave her the inspiration to motivate individuals, from all walks of life, and help companies succeed in achieving their targets. She has conducted thousands of hours of training in corporate sales, in customer service, in public speaking, in technical education and in community development.

Teresa is a certified Mind Mapper and DISC behavioural trainer, with a vast network in Asia, Europe and North America. She graduated from Cebu Doctors' University, in the Philippines, with a Bachelor of Science in Biology and subsequently, completed a course in marine engineering.

Teresa will be heading the Navisyo Ambassador Program where she will implement her extensive knowledge, in the art of transforming individuals, into productive and successful ones. A philanthropist at heart, she also co-founded MEANS-W Qatar, an all ladies organisation which advocates for women's empowerment and development.

*„Jobs fill your pockets but adventures fill your soul."*

## Liliana Pham
**Creative Director**



Selected as the finalist, amongst hundreds of the best graphics designers in the world, Liliana has been carefully chosen to head and oversee all the creative needs of the company.

She is a dedicated and dynamic designer, who has met all expectations in successfully creating a unique and inspiring logo for the brand.

Liliana's passions are all connected to spirituality and psychology. Whenever she has a little free time, she spends it on raising her level of consciousness.

She also loves photography and rescuing animals.

*„Your true home is in the here and the now."*

## Seth Schlessel
**Attorney**



Seth is an experienced attorney who specializes in helping startup companies set sail.

Possessing extensive knowledge in the areas of contracts, negotiations, and advising corporations on legal issues, Seth is fervent about using his expertise to help businesses develop. He understands that central to building a successful company is the management team combined with a good idea, strong business acumen, patience, and tenacity.

Seth is excited to guide Navisyo to success and is confident that the company will deliver value to its stakeholders.

In his free time, Seth enjoys spending time with his family, (doing what his wife says), and watching a good football game.

*„Imagine you can open your eyes to see only the good in every person, the positive in every circumstance, and the opportunity in every challenge."*



*„When you don't create things, you become defined by your tastes rather than your abilities. Your tastes only restrict and exclude people. So create."*

## Gunars Grundstocks
**Chief Technical Officer**

With over a decade of experience in IT project management, Gunars has successfully managed multidisciplinary project teams through all phases of the web-mobile-project development life cycle.

His expertise lies in social media management, in search engine optimisation and in the website user experience. He believes that open and honest communications, within a team, is the key to a successful project.

Gunars is a lifelong learner who spends his free time reading, participating in lectures and workshops, and honing his craft.

## Evija Pliruma
**Development Team Lead**



Evija has 10+ years of experience as a Project Manager, leading teams of developers and multiple designers.

She took over the Navisyo project development, quickly diving into all aspects of the projects. She has kept a close open channel of communication between Navisyo and her dedicated team of developers in order to ensure a smooth working environment, efficient and focused on quality control.

Besides managing the development team, she is a mom of two adorable kids and two Jack Russel terriers.

*„Don‘t measure your progress using someone else‘s ruler.“”*

## Valdis Pornieks
**Senior Lead Developer**



Valdis is a technical director and a leading expert in web and mobile development.

With over a decade of experience in advanced programming, XHTML, CSS, Javascript, and Ruby on Rails, he is currently pursuing a PhD in computer science, in addition to conducting a cutting-edge research on requirement analysis.

In his spare time, Valdis lectures on web development in universities, sings in a choir and enjoys jazz music.

*„Talk is cheap. Show me the code.”*



## Florencia Pugliese

**Onboarding Senior Executive**
*Spain*

She has held a position for 15 years in the International Trade industry, having accumulated a great deal of expertise in both logistics and sales.

Florencia is always game for new challenges and welcomes with open arms new opportunities. For these reasons, when offered an opportunity to form part of the Navisyo family she did not hesitate.
She adores traveling and learning about new cultures. Her friendly and affable personality make Florencia ideal for the Navisyo mission. As one of the Senior Onboarding Executives attached the Balearic Islands in Spain, she will be overseeing and supporting all of the boat owners' onboarding process within her assigned territory.

In her free time, Florencia is passionate about make-up, loves to read books and along with her husband and loyal dog, she enjoys living by the sea.

*„What you believe is what you create."*

## Matias Stellisano

**Onboarding Team Member & Photographer**
*Spain*

Born in Argentina of Italian decent, Matias Stellisano is joining the Navisyo Onboarding team as the Photographer & Videographer.

His primary mission is to capture our passion for boats through his photos and videos, creating the best visual content possible. While he studied accounting he quickly discovered his real passion in life has always been in the art of photography and videography.
Matias took numerous international photography courses with some of the most renowned members of the Discovery Channel. He is also a licensed Drone pilot.

When he is not behind a camera capturing magical moments, you can either find him playing the guitar while singing ballads or in the kitchen preparing delicious barbecues.



*„Do one thing everyday that scares you."*



„A ship in port is safe, but that is not what ships are built for."

## Maria Vafeidou

**Onboarding Senior Executive**
*Greece & Italy*

Maria is a curious and ambitious travel industry enthusiast originally from a seaside small village in Greece.

Since having studied and worked abroad side by side with nationalities from around the world, during a 5 year period, she gained valuable insights on how to deal with cultural diversity. With more than 10 years of solid work experience in customer service and 3 years in managerial positions in companies such as TUI, the world' leader in the travel tour industry, Maria brings a series a talents to Navisyo's Onboarding Department.

She is an extrovert and a creative person with excellent interpersonal skills, productive and determined to reach professional goals and personal targets. She has been in more than 50 countries around the world as she did a world tour on a ship, but as she says: "like Chalkidiki, nowhere".

As her parents often remind her, she was born inside a boat and she loves nothing more than to stroll around onboard. She is passionate about sea. In her free time, she loves taking photos and dancing Latin or Syrtaki!

Maria feels she has found her safe harbor with Navisyo as the Senior Onboarding Executive for Greece. After many years working for TUI in the front line, she now is ready to confront all challenges ahead. Maria is looking forward to supporting and serving all boat owners, leading Navisyo Greece to SUCCESS!